Exhibit 99.2

Tsakos Energy Navigation ENDORSEMENT_LINE SACKPACK MR A SAMPLE DESIGNATION (IF ANY) ADD 1 000001 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 C123456789 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000 000000 ext 000000000.000000 ext 000000000.000000 ext Your vote matters – here’s how to vote! You may vote online or by phone instead of mailing this card. Votes submitted electronically must be received by 11:59am, (Eastern Time), on June 13, 2024. Online Go to www.investorvote.com/TNP or scan the QR code login details are located in the shaded bar below. Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/TNP Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. 2024 Annual Meeting Proxy Card 1234 5678 9012 345 qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q A Proposals The Board of Directors recommend a vote FOR all the nominees listed and FOR Proposals 2 – 4. 1. to re-elect two directors who retire by rotation: 01—EFTHIMIOS E. MITROPOULOS 02—ARISTIDES A.N. PATRINOS Mark here to vote FOR all nominees Mark here to WITHHOLD vote from all nominees 01 02 For All EXCEPT—To withhold a vote for one or more nominees, mark the box to the left and the corresponding numbered box(es) to the right. For Against Abstain 2. to receive and consider the 2023 audited financial statements of the Company; to appoint Ernst & Young (Hellas) Certified Auditors-Accountants S.A. (“Ernst & Young (Hellas)”), Athens, Greece, as auditors of the Company for the fiscal year ending December 31, 2024 and to authorise the Audit Committee of the Board of Directors to set their remuneration; 4. to approve the directors’ remuneration. Any other business that properly comes before the meeting. B Authorized Signatures This section must be completed for your vote to count. Please date and sign below. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) Please print date below. Signature 1 Please keep signature within the box. C 1234567890 J N T MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND 1UPX 614581 MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

2024 Annual Meeting Admission Ticket 2024 Annual Meeting of Tsakos Energy Navigation Limited Shareholders June 14, 2024, 3:00pm Greek local time 367 Syngrou Avenue, 17564, P. Faliro, Athens, Greece Upon arrival, please present this admission ticket and photo identification at the registration desk. Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/TNP qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q TSAKOS ENERGY NAVIGATION LIMITED + Notice of 2024 Annual Meeting of Shareholders Proxy Solicited by Board of Directors for Annual Meeting June 14, 2024 Mr. Efstratios Georgios Arapoglou, and if Mr. Arapoglou is not present, any director of the Company, with full power of substitution, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Tsakos Energy Navigation Limited to be held on June 14, 2024 or at any postponement or adjournment thereof. Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxy will have authority to vote FOR the election of the Board of Directors and FOR items 2-4. In his discretion, the Proxy is authorized to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side) C Non-Voting Items Change of Address Please print new address below. Comments Please print your comments below.